Exhibit 99.7

MANAGEMENT DISCUSSION AND ANALYSIS
Years ended March 31, 2012 and 2011
_______________________

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of June 28, 2012 and should be read in conjunction with the Company’s consolidated financial statements for the years ended March 31, 2012 and 2011 and the related notes thereto. Beginning April 1, 2011, Keegan commenced reporting under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The audited consolidated financial statements have been prepared in accordance with IFRS with comparative information for the year ended March 31, 2011 and as at March 31, 2011 and April 1, 2010 restated under IFRS (see note 21 in the audited financial statements for reconciliations from Canadian generally accepted accounting principals (“GAAP”) to IFRS). All dollar amounts herein are expressed in United States dollars unless stated otherwise.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 28 carefully.

Highlights for the year ended March 31, 2012 and subsequent period to June 28, 2012

The Company’s main focus continues to be advancing it’s Esaase gold project (“Esaase” or the “Property”) located on the Asankrangwa gold belt in Ghana.

Acquisitions

During the year, the Company continued to acquire strategic exploration concessions adjacent to and in close proximity to Esaase.  On December 1, 2011 the Company acquired a 100% interest in the Asuowin Concession, which contained the historic Bilpraw Mine and is immediately adjacent to the Company’s Dawohodo concessions, immediately south of Esaase.  On August 3, 2011 the Company entered into an option agreement with Sky Gold Mines to acquire a 100% interest in a four-part 118 square kilometre concession, including a strategic concession located immediately west of Dawohodo and south of Esaase.

The Company is in the process of negotiating a transaction whereby it expects to acquire the rights to 11 square kilometers of concessions along strike to the south-west of the Esaase main zone.  The concessions are currently designated as Small Miners concessions by the Government of Ghana.  The Company expects to complete this acquisition during the 2012 calendar year.

Exploration

During the year, the Company completed an extensive exploration program on its properties including infill drilling at Esaase and exploration drilling on its newly acquired Dawohodo, Bilpraw and Sky Gold concessions.  From April 1, 2011 the Company completed 361 holes over 58,200 metres of drilling.

Results from Esaase infill drilling resulted in an increase in Mineral Resources and an updated Mineral Resource estimate was released on September 22, 2011 with highlights as follows:

-	Measured and Indicated Resources of 98.7 million tonnes grading 1.1 g/t gold and containing 3.64 million ounces of gold (lower cutoff grade of 0.4 g/t gold).
-	Inferred Resources of 45.9 million tonnes grading 1.1 g/t gold and containing 1.55 million ounces of gold (lower cutoff grade of 0.4 g/t gold).

In addition, the company announced exploration results at Esaase from the B, D and E zones (June 2 and November 17, 2011).  This drill program focused on step out drilling in the E Zone, which is not included in the current resource estimate,

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011 and the B zone, which has an inferred resource based on relatively wide spaced drill holes. Both zones have returned substantial and significant gold values.

In late 2011, the Company began exploration activities on its newly acquired Bilpraw concessions and announced the first set of assay results on February 14, 2012.  In the process of drilling in the area, the Company discovered a zone significantly larger than the footprint of the historic mining. The Bilpraw Zone now extends over 500 metres of strike length and is still open to the south and at depth.

In June 2012 the Company paused exploration drilling to allow its cash treasury to be deployed in advancing Esaase to production.  It is expected that exploration drilling will resume upon completion of the acquisition of the Small Miners concessions.

Development

During the year, the Company continued extensive engineering and development activities with the goal of advancing Esaase to production.

On September 22, 2011 the Company announced the results of a Pre-Feasibility Study (“PFS”).  Highlights of the PFS are as follows:

-	2.6 million ounces of gold produced over a 10.2 year mine life.
-	Plant capacity of 7.5 million tonnes per annum, with capacity to treat 9.0 million tonnes per year in early years of production when processing 100% oxide ore.
-	330,000 oz gold produced in Year 1, with a Life of Mine (“LOM”) average of 258,000 oz/yr.
-	$639 million after-tax Net Present Value (“NPV”) discounted at 5% and an Internal Rate of Return (“IRR”) of 32% (100% equity basis at $1,500/oz gold revenue applied to a $1,150/oz gold pit shell).
-	Capital cost of $506 million, utilizing a leased mining fleet. Cash costs of $693/oz gold produced including leasing costs for mining equipment (approximately $55/oz).

Based on the positive results of the PFS, a portion of the Measured and Indicated Mineral Resources were converted to Proven and Probable (“P&P") Mineral Reserves with highlights as follows:

-	Total P&P Reserves of 79.4 million tonnes grading 1.1 g/t gold and containing 2.88 million ounces of gold (based on $1,150/oz gold pit shell).

Following the completion of the PFS, the Company continued to advance a Definitive Feasibility Study (“DFS”) based on the same project scope as the PFS.  In May 2012 the Company decided to defer work on the DFS as the macro economic situation and world equity markets deteriorated to the point where the Company felt that financing options available for the project were not accretive to shareholders.

In June 2012, the Company re-focused its development plan for Esaase looking at a staged development concept for the project, which could include:
-	an improved mine plan featuring higher grade feed to the processing plant and a lower strip ratio in the early years of the mine life, and
-	an initial processing plant with a reduced capacity and improved process design to substantially reduce the upfront capital requirements for the project.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

The Company has engaged Minxcon and DRA, both South African based consultancy firms, to review the mine plan and processing plant design, respectively.

During the year, the Company continued to advance environmental baseline studies necessary for completion of an Environmental Impact Statement (“EIS”), which is required for obtaining an environmental permit from the Ghanaian Environmental Protection Agency (“EPA”).  Currently the Company has all of the necessary environmental studies completed to allow it to complete its Environmental Scoping Report (“ESR”) and subsequently the EIS.  Once the revised development plan is completed, the Company expects to be in a position to rapidly move towards obtaining an environmental permit from the EPA.

Community and stakeholder engagement also continued throughout the year in preparation for a community consultation process following submission of the Company’s ESR to the EPA.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and American Stock Exchange (“AMEX”) under the symbol “KGN”.

The Company continues to be well financed with cash and cash equivalents at March 31, 2012 of $197.6 million. Although the Company expects to have to raise additional capital, management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming 24 months, including the completion of a bankable feasibility study on the Esaase property.

The Company has been judicious in its protection of the capital it has on hand by investing only in high interest savings accounts and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Expenditures

For the year ended March 31, 2012, the Company incurred $18.4 million of exploration and evaluation expenditures on its Esaase Gold Property. These costs were spent on continuing the exploration and evaluation drill program, further defining the existing resource through infill and exploration drilling and engineering, geotechnical and metallurgical drill programs and development and engineering studies in support of the Company’s pre-feasibility and feasibility studies.

	Year ended March 31
	2012	2011

Esaase:
Camp operations	$1,091,202	$555,438
Development support costs	559,643	1,879,304
Equipment and infrastructure	951,673	588,700
Engineering studies	2,989,662	2,020,526
Exploration drilling	2,933,027	4,479,279
Exploration support costs	1,703,947	4,218,925
Health and environmental	1,102,038	1,072,582
Technical and in-fill drilling	3,570,062	4,883,243
Share-based compensation	2,379,808	3,296,932

VAT receivable allowance	1,133,712	1,665,108
	18,414,774	26,114,646
Asumura:	-	1,454,609

Total project expenditures for the year	$18,414,774	$26,114,646

The results of the PFS for the Esaase project indicate the technical feasibility and commercial viability of the extraction of mineral resources in the area. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(g) in the consolidated financial statements), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further costs incurred for the development of the project are capitalized as mineral interests. Based on the positive result of the PFS the Company now has Proven and Probable Mineral reserves and effective October 1, 2011 began capitalizing costs associated with the development of the Esaase project. In the period from October 1, 2011 to March 31, 2012 the Company capitalized $11.8 million of development costs to mineral interests.

In addition, the Company incurred a total of $2.2 million in acquisition costs including an option payment to SGM for $0.11 million and $0.16 million related to 20,000 shares issued to SGM, paid $0.1 million and accrued $1.4 million as partial settlement of the Esaase option agreement suit and paid $0.4 million for the Asuowin Concession.

Esaase Gold Property

The Esaase Gold Property is located in the Amansi East District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

The property was acquired through an option agreement with Sametro Co. Ltd. (“Sametro”) dated May 3, 2006. Under the terms of the agreement, the Company was to make a series of cash payments totaling $0.89 million, issue 780,000 common shares and incur minimum exploration expenditures of $2.25 million over a three year period.

During the year ended March 31, 2008, after having already made cash payments of $0.5 million, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $0.85 million to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalty and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid $50,000 to the Bonte Liquidation Committee and $50,000 to the Minerals Commission of Ghana for the title transfer.

Both are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 5% royalty and the Bonte Liquidation Committee a 0.5% royalty. Subsequent to the granting of these mining leases, the Ghanaian government amended the royalty scheme in Ghana. (See “Ghanaian mining royalties” in this section).

Acquisitions

On December 1, 2011 the Company announced that it had entered into a purchase agreement (the "Agreement") with Yetollas Mining Enterprise (“YME”) to acquire a 100% interest in the Asuowin Concession within the Asankrangwa gold belt, where Keegan's flagship Esaase deposit occurs. The Agreement required Keegan to make cash payments of US$400,000.

The Asuowin Concession contains the historic Bilpraw Mine, which is located at a mineralized contact between sediments and a large intrusion that according to public records produced 6,938 tonnes of ore at 17 grams per tonne gold by Ashanti Mines in the early part of the 20th century. The property had minor exploration done in the 1980's by Mutual Ghana & Leo Shield Exploration Ghana N.L. Keegan is very interested in the high-grade potential of the area and has initiated a drill program.

On August 3, 2011, the Company announced that it had entered into an option agreement with Sky Gold Mines Limited ("SGM"), a private Ghanaian company, to acquire a 100% interest in a four-part concession (hereinafter described as the "Sky Gold Concession") within the Asankrangwa gold belt, where its flagship Esaase deposit occurs. The cumulative land position of the Sky Gold Concession is over 118 square kilometers, which, when added to the existing property, brings Keegan's total land position to more than 216 sq. km. The Agreement requires Keegan to make cash payments of $0.4 million and to issue 50,000 KGN shares on or before the third anniversary of signing. Of these amounts $0.14 million has been paid and 20,000 shares have been issued; the remaining cash and share payments are optional. SGM retains a 2% NSR of which Keegan has an option to buy half (1% of 2%) for $5 million and has a first right of refusal to purchase the remainder.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011
Keegan’s Esaase Project: Current property position.

The Company is in the process of finalizing a transaction whereby it will acquire the rights to 11 square kilometers of concessions along strike to the south-west of the Esaase main zone.  The concessions are currently designated as Small Miners concessions by the Government of Ghana.  The Company expects to complete this acquisition during the 2012 calendar year.

Exploration

On February 14, 2012, the Company announced the first set of assay results from the Bilpraw Zone at Esaase. The Bilpraw Zone occurs on the recently acquired Asuowin concession in an area of historic underground mining, which is located approximately four kilometers south of the Main Zone at Esaase (see news release dated December 1, 2011).

In the process of drilling in the area, Keegan discovered a zone significantly larger than the footprint of the historic mining. The Bilpraw Zone now extends over 500 metres of strike length and is still open to the south and at depth. Significant intercepts include:

-	Hole #4: 15 m of 1.65 g/t gold, 48 m of 2.01 g/t gold and 10 m of 2.13 g/t gold;
-	Hole #7: 6 m of 3.30 g/t gold and 19 m of 1.65 g/t gold; and
-	Hole #12: 18 m of 1.48 g/t gold.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

On November 17, 2011, the Company announced the latest assay results from Esaase drilling programs. This drill program focused on step out drilling in the E Zone, which has not yet been included in any resource estimate, and the B zone, which previously had an inferred resource based on relatively wide spaced drill holes. Both zones have returned substantial and significant gold values.

Gold intercepts in the E zone include 41 meters of 3.9 g/t Au (KRDD127), 47 meters of 3.19 g/t Au (KGR056), 26 meters of 2.47 g/t Au (KEDD105), and 41.3 meters of 1.62 g/t Au (KEDD049). The B zone intercepts include 34 meters of 1.85 g/t Au (KERC184), 36 meters of 1.54 g/t Au (KERC186), 55 meters of 0.99 g/t Au (KERC190), 35 meters of 1.35 g/t Au (KEDD256). So far, the 2011 program has delivered stronger and more consistent intercepts through the B zone than previously encountered.

On June 2, 2011, the Company announced additional assay results from Esaase drilling programs in five distinct areas of the project: 1) In its Main Zone resource infill program, the Company encountered significant, consistent gold intercepts including 138 m of 1.63 g/t Au, 116 m of 1.4 g/t Au, 85 m of 1.4 g/t Au, and 43 m of 1.89 g/t Au. 2) In its Main Zone resource expansion program, Keegan continues to encounter significant gold bearing intercepts in down dip step-out holes, including 100.9 meters of 1.64 g/t Au, 48 meters of 1.83 g/t Au, 155 meters of 0.64 g/t Au and 10 meters of 6.01 g/t Au. 3) At the D-1 Abuabo Zone, Keegan drilled 38 meters of 1.79 g/t Au (KGDD038) down dip from the current resource. 4) At the E zone to west of southern most resource area, recently discovered under alluvial cover, Keegan intercepted 26 meters of 1.23 g/t Au. 5) In a hole drilled 400 m to the north of the current extent of the Main Zone resource, Keegan intercepted 6 meters of 5.55 g/t.

The most recent drill results on the Esaase Gold Property may be found at www.keeganresources.com.

The exploration results at Esaase led to an updated Mineral Resource Estimate released on November 4, 2011. The updated resource includes 3.64 million ounces of gold (an increase of 13%) in a Measured and Indicated Resource category with an average grade of 1.1 g/t Au at a 0.4 g/t Au cutoff and 1.55 million ounces of gold in an Inferred Resource category at an average grade of 1.1 g/t Au applying a 0.4 g/t Au cut-off for a total Measured, Indicated and Inferred Resource of 5.19 million ounces of gold.

Resource estimates for the Project were generated by Coffey Mining on the basis of analytical results available up to June 13, 2011. The resource model was derived via geological interpretation and modeling of the mineralized zones.  A total of 915 drill holes were used for the resource estimation study.

Multiple Indicator Kriging (‘MIK’) estimation with indirect lognormal change of support to emulate mining selectivity was selected as an appropriate estimation method based on the quantity and spacing of available data, and the interpreted controls on, and styles of, mineralization under review. Various satellite-mineralized bodies to the main body of mineralization also exist and have been estimated via Ordinary Kriging (‘OK’).

Coffey Mining also completed a detailed assessment of all analytical quality control data applied in resource estimation. At the time of resource estimation, no material bias had been identified, and the analytical precision for both field duplicate and re-assay data generally lie within accepted industry limits.

This summarized Resource Statement was determined as at 1st August 2011 and has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of June 2011 and the classifications adopted by CIM Council on November 27th 2010. The resource estimate has been classified as a Measured, Indicated and Inferred Resource based on the confidence of the input data, geological interpretation, and grade estimation. It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Esaase Gold Project – Global Resource Estimate
(See 43-101 technical report available on SEDAR.com)
Multiple Indicator Kriging Estimate (8mE x 10mN x 5mRL Selective Mining Unit), with with
Ordinary Kriging Estimate (20mE x 20mN x 10mRL and 20mE x 40mN x 10mRL Parent Cells)

	Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Kozs)
Measured	0.3	5.34	1.2	200
	0.4	5.03	1.2	196
	0.5	4.66	1.3	191
	0.6	4.21	1.4	183
	0.7	3.73	1.4	173
	0.8	3.26	1.5	162
	0.9	2.83	1.7	150
	1	2.44	1.8	139
Indicated	0.3	102.90	1.1	3,543
	0.4	93.71	1.1	3,441
	0.5	83.03	1.2	3,288
	0.6	72.04	1.3	3,096
	0.7	61.67	1.5	2,882
	0.8	52.51	1.6	2,663
	0.9	44.72	1.7	2,451
	1.0	38.14	1.8	2,251
Inferred	0.3	50.04	1.0	1,598
	0.4	45.90	1.1	1,553
	0.5	40.54	1.1	1,476
	0.6	34.82	1.2	1,375
	0.7	29.39	1.3	1,262
	0.8	24.79	1.4	1,153
	0.9	20.61	1.6	1,039
	1.0	17.12	1.7	932
Note: appropriate rounding has been applied

In June 2012 the Company paused exploration drilling to allow its cash treasury to be deployed in advancing Esaase to production.  It is expected that exploration drilling will resume upon completion of the acquisition of the Small Miners concessions.

Engineering and Development

A PFS of the Project was completed in September 2011. The PFS was based on a gold price of $1,150 per ounce and a mill throughput rate of 9.0Mtpa for oxide material and 7.5Mtpa for fresh material.

Development of the Project, with an estimated initial capital expenditure of $506M, will take an estimated 33 months from full project go-ahead to first gold production, followed by just over 10 years of process plant operations and one to two years of closure and rehabilitation activities. The Project is anticipated to recover 2.6Moz of gold at an average cash cost, inclusive of refining costs and royalties, of $772/oz. The exploration potential of the Esaase property is not reflected in the PFS, nor are all of the Company’s mineral resources.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

A cash flow financial model developed for the Project as part of the PFS indicates after tax economics at various gold prices as follows:

Gold Price ($/Oz)	NPV (5%) ($ millions)	IRR%	Payback Period (years)
$1,800	$1,037	45%	1.5
$1,500	$639	32%	2.2
$1,300	$373	22%	3.1
$1,150	$171	13%	4.7

Engineering and estimating undertaken to define the project scope and develop cost estimates is sufficient to support a PFS level of accuracy (±25%).

The results of the PFS do not reflect the changes to the Ghanaian tax system announced during year. The corporate tax rate rose from 25% to 35% and capital deductions were reduced from 80% in year one and 50% in subsequent years to a straight-line depreciation of 20% per year over 5 years.  Both of these changes have a negative impact on the economics of the project.  In addition, a windfall tax is being considered by the Ghanaian government.  It is not clear at this time how such a tax would be applied and what impact it may have on the project.

Based on the positive outcome of the PFS the following Mineral Reserves were reported in accordance with Canadian National Instrument 43-101, ‘Standards of Disclosure for Mineral Projects’ of June 2011 and the classifications adopted by CIM Council in November 2010.

The Mineral Reserve was based on a cutoff of 0.4g/t Au and was determined as of September 1, 2011.

All stated Mineral Reserves are completely included within the Resources as shown above.

Deposit	Mineral Reserves
	Proven			Probable			Total
	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)
Esaase	5.1	1.2	199	74.3	1.1	2,685	79.4	1.1	2,884

Following the completion of the PFS, the Company continued to advance a Definitive Feasibility Study (“DFS”) based on the same project scope as the PFS.  In May 2012 the Company decided to defer work on the DFS as the macro economic situation and world equity markets deteriorated to the point where the Company felt that financing options available for the project were not accretive to shareholders.

In June 2012, the Company re-focused its development plan for Esaase looking at a staged development concept for the project, which could include:
-	an improved mine plan featuring higher grade feed to the processing plant and a lower strip ratio in the early years of the mine life, and
-	an initial processing plant with a reduced capacity and improved process design to substantially reduce the upfront capital requirements for the project.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

The Company has engaged Minxcon and DRA, both South African based consultancy firms, to review the mine plan and processing plant design, respectively.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, effective in the fourth quarter of the fiscal year 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of both Esaase Gold Property and Keegan Resources Ghana Limited (“Keegan Ghana”). Keegan Ghana has reserved for issue 10% of its common shares to the Ghanaian government, and one government representative was appointed to its Board of Directors. The 10% ownership stake represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year but does not have to contribute to its capital investment.

Ghanaian mining royalties

On March 19th, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703), which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small-scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase Gold Property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability or development agreement for the project.

Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co Ltd., the company that had originally optioned the Esaase gold property to the Company (the “Litigation”). The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff.

Effective November 24, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the Litigation. These parties acquired their interests in the Litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff, Sametro Co Ltd. that was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion. During the three months ended December 31, 2011 Keegan made payments totaling $0.1 million and accrued $1.4 million for the remainder of the settlement amount. These amounts have been capitalized to mineral interests.

The Company continues to view the remaining litigation as without legal merit and the claim will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% carried interest by the Ghanaian government.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. With the completion of the field program in March 2011, management is in the process of reviewing its technical data to determine the next phase for the project. The Company did not incur any exploration and evaluation expenditures on the Asumura property during the fiscal year ended March 31, 2012.

Qualified Person

The revised resource estimate issued under the Company’s most recent NI 43-101 technical report dated September 22, 2011 was prepared by Coffey Mining and provides a summary of the PFS that was completed in September 2011, which is available at www.sedar.com. The independent Qualified Persons, under the standards set forth by National Instrument 43-101, for this report are Mr. Brian Wolfe, Mr. Harry Warries and Mr. Christopher Waller, all members of the AusIMM. This technical report supersedes other technical disclosures previously made by Keegan, namely the previous resource estimate (February 2011) and the Preliminary Economic Analysis (May 2010).

Ms. Andrea Zaradic, P. Eng., a registered professional engineer, is the Company's designated Qualified Person for the purposes of the PFS.

RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. In Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples. Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wireframing of the grade shells, and performed the variography, block modeling, multiple indicator and ordinary kriging and resource estimate.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Select Annual Information

		March 31, 2012		March 31, 2011		April 1, 2010

Total revenue	$	NIL	$	NIL	$	NIL
Loss for the year		$38,152,585		$34,852,715	$	N/A
Loss per share – basic and diluted		$0.51		$0.71	$	N/A
Total assets		$226,935,263		$248,798,638		$2,234,420
Total long-term financial assets	$	NIL	$	NIL	$	NIL
Cash dividends declared per share	$	NIL	$	NIL	$	NIL
Working capital		$193,686,643		$231,496,596		$47,248,129

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Results of Operations

Three months ended March 31, 2012 and 2011

During the three months ended March 31, 2012, Keegan incurred a net loss of $7.3 million or $0.10 per share compared to a net loss of $10.9 million or $0.14 per share during the same period in the previous year, a decrease of $3.6 million or approximately 33%.

Exploration and evaluation expenditures were $1.5 million during the three months ended March 31, 2012 as compared to $9.6 million in the same period of the previous year, a decrease of $8.1 million or 84%. The decrease relates to the accounting treatment for development costs since the positive results of the PFS. Commencing October 1, 2011, the Company is now capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit. Overall, the $8.1 million decrease in exploration and evaluation reflect an increase of $6.5 million of development activities that were capitalized to mineral interests during the period.

Administration expenses incurred during the three months ended March 31, 2012 increased by $0.6 million or approximately 13% as compared to the same period in the previous year. The main reason for this increase was an increase in consulting fees, directors’ fees and wages and benefits (by $0.8 million or 119%) as a result of additional employees added in both the Canadian and Ghanaian administration offices to support the Company as it moved forward with its development plans for the Esaase property. The Company also made severance payments totaling approximately $0.4 million.

Other significant increases in administration include the following:

-	Travel, promotion and investor relations (by $0.3 million or 124%), due to an increase in travel between the corporate office and Ghana and an increase in marketing and travel to investment conferences and roadshows.
-	Professional fees (by $0.3 million or 206%) as a result in the increase in corporate activity.
-	Office, rent and administrative costs (by $0.1 million or 30%), consistent with the expansion of the Company’s administrative infrastructure and operations.

The increase in administration expenses was partially offset by a decrease in share-based compensation (by $1.0 million or 31%) during the period.

Other expenses for the three months ended March 31, 2012 were $0.5 million as compared to income of $3.4 million in the same period in the previous year, an increase of $3.6 million. This change was mostly related to a decrease in foreign exchange gain (by $1.8 million or 58%) on Canadian dollar monetary assets and resulting from a weakening Canadian dollar. In addition, investment income decreased (by $0.1 million or 45%) because the Company switched from holding mostly Canadian dollars in the comparative period to predominately US dollars during the three months ended March 31, 2012. The rate of return on US dollar deposits was significantly less that on the Canadian dollar deposits. Other income also increased due to the loss on disposition of an investment in an associated company of $1.9 million.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Year ended March 31, 2012 and 2011

During the year ended March 31, 2012, Keegan incurred a net loss of $38.2 million or $0.51 per share compared to a net loss of $34.9 million or $0.71 per share in the previous year, an increase of $3.3 million or approximately 9%.

Exploration and evaluation expenditures were $18.4 million during the year ended December 31, 2011 as compared to $26.1 million in the same period of the previous year, a decrease of $7.7 million or 30%. This decrease reflects the $11.8 million of development acitivities that were capitalized to mineral interests during the period as a result of the positive PFS. Commencing October 1, 2011, the Company commenced capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit. Overall, exploration and evaluation and development costs for the year increased by $4.1 million over the same period in the prior year due to increased activities relating to the completion of the PFS and the continued work towards completion of a feasibility study.

Administration expenses incurred during the year ended March 31, 2012 increased by $5.3 million or approximately 42% as compared to the previous year.

Significant increases in administration include the following:

-
 Consulting fees, directors’ fees and wages and benefits (by $2.0 million or 83%) as a result of additional employees added in both the Canadian and Ghanaian administration offices to support the Company as it moved forward with its development plans for the Esaase property. The Company also made severance payments totaling approximately $0.5 million.

-
Travel, promotion and investor relations (by $1.0 million or 103%), due to an increase in travel between the corporate office and Ghana and an increase in marketing and travel to investment conferences and roadshows. The Company also made severance payments totaling approximately $0.2 million.

-
Share-based compensation (by $1.4 million or 18.7%), due to the granting of 2.0 million stock options at a weighted average exercise price of C$5.41 and the cancellation of 2.5 million options which triggered an acceleration of the option expense relating to such.

-	Professional fees (by $0.4 million) as a result in the increase in corporate activity.
-	Office, rent and administrative costs (by $0.2 million or 18%), consistent with the expansion of the Company’s administrative infrastructure and operations.

Other expenses for the year ended March 31, 2012 were $1.9 million as compared to income of $3.8 million in the same period in the previous year, an increase of $5.7 million. This change is mostly related to foreign exchange loss on Canadian dollar monetary assets of $4.5 million and created by a weakening Canadian dollar while the Company held a significant portion of its cash in Canadian dollars. In addition the Company booked a disposition loss on loss of control of a subsidiary of $1.9 million. This loss was offset by an increase in investment income (by $1.1 million or 222.3%) from the invested proceeds from the Company’s $213 million bought deal financing in the second half of the fiscal year 2011.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Summary of Quarterly Results

Financial results varied during the last eight reporting periods due the increase in activities relating to the development of the Esaase project. In addition the results of the Company’s PFS for the Esaase project contributed to the fluctuation in results, particularly in the last two quarters of the year ended March 31, 2012. The results of the PFS indicated technical feasibility and commercial viability of extraction of mineral resources in the area. Per the Company’s accounting policy for exploration and evaluation expenditures, once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further cost incurred for the development of the project are capitalized as mineral interests. Based on the positive result of the PFS the Company now has Proven and Probable Mineral reserves and effective October 1, 2011 began capitalizing costs associated with the development of the Esaase Gold Project.

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss	Comprehensive loss	Loss per share
March 31, 2012	$ 155,117	$ 7,260,807	$ 7,260,807	$ 0.10
December 31, 2011	$ 383,849	$ 2,740,892	$ 2,740,892	$ 0.04
September 30, 2011	$ 392,092	$15,493,391	$15,493,391	$ 0.21
June 30, 2011	$ 626,831	$12,657,495	$12,657,495	$ 0.17
March 31, 2011	$ 280,720	$10,930,028	$10,930,028	$ 0.14
December 31, 2010	$ 72,582	$ 7,582,252	$ 7,582,252	$ 0.16
September 30, 2010	$ 66,047	$ 6,702,379	$ 6,702,379	$ 0.15
June 30, 2010	$ 63,386	$ 9,638,056	$ 9,638,056	$ 0.21

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Liquidity and Capital Resources

The Company had working capital of $193.7 million at March 31, 2012 compared to $231.5 million at March 31, 2011, representing a decrease in working capital of $37.8 million. As at March 31, 2012, the Company had cash and cash equivalents of $197.6 million compared to cash and cash equivalents of $236.3 million as at March 31, 2011.

During the year ended March 31, 2012, an aggregate of 641,250 common shares were issued for gross proceeds of $2.3 million on exercise of share based options.

The Company’s operations consumed cash of approximately $16.0 million in exploration and evaluation expenditures and $4.8 million in administrative expenses (these expenditures do not include share-based compensation or amortization and are net of changes in working capital) and $14.6 million for the acquisition of mineral concessions, capitalized development costs and plant and equipment.

Keegan’s plan of operations for fiscal 2013 is to:

(a)	re-focus its development plan for Esaase looking at a staged development concept for the project, by reviewing the mine plan and the processing plant design;

(b)	continue working with local communities, the Ghanaian government and the EPA to both advance community relations and the permitting of the Esaase project.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for the coming 24 months.  Additional funds may be received through the exercise of outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.  The Company may also consider other forms of project financing that may include but won’t be limited to debt.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

As at March 31, 2012, the other sources of funds potentially available to the Company are through the exercise of 284,050 broker warrants with an exercise price of $7.50 and of the outstanding share-based options with terms as follows:

Exercise price	Number outstanding at December 31, 2011	Expiry date	Number exercisable at December 31, 2011

C$4.20	365,000	February 5, 2013	365,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	345,000	October 6, 2014	320,000
C$6.50	220,000	December 13, 2014	220,000
C$6.19	1,392,500	May 26, 2015	1,392,500
C$8.00	600,000	March 17, 2016	450,000
C$7.55	50,000	July 8, 2016	25,000
C$7.66	40,000	August 2, 2016	20,000
C$4.59	1,577,500	February 16, 2017	394,375
	4,947,500		3,569,375
Weighted average contractual life remaining at December 31, 2011	3.52		3.04

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

During the years, financing for the Company’s operations has been funded primarily from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Investment in associate

On March 30, 2012, the Company entered into a transaction whereby it disposed of its 100% interest in Universal Mineral Services Ltd. (“UMS”) to three companies with directors and officers in common. The terms of the transaction required the Company to make a CND$2.5 million investment in UMS in exchange for discharging a 75% stake in the contractual commitments held by UMS for an office lease and employee termination payments. The Company continues to provide a financial guarantee for the UMS office lease. In addition, the Company received 25 preferred shares in UMS which entitled it to a 25% stake in the restructured UMS as well as a  preferential right to the assets of UMS upon dissolution.

Upon the sale of the net 75% interest in UMS and loss of control, the Company derecognized the assets and liabilities of UMS at their carrying amounts and recognized its remaining interest at cost. The transaction resulted in the recording of a loss on disposition of $1,882,184.

Upon completion of the transaction, UMS repaid the Company the balance of its intercompany loan, C$892,487 ($894,718).

On March 31, 2012, the management reviewed its equity investment in UMS for impairment and concluded that the carrying amount of the investment does not exceed its fair value

Commitments

As at March 31, 2012, the Company had released all of its contractual commitments with certain service providers in Canada due to the sale of 75% of UMS and the resulting loss of control. In Ghana all contractual obligations have been fully prepaid and therefore released.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Reconciliation of previous financings

Reconciliation of Use of Proceeds from February 2011 Offering

Esaase Property Costs			Budget ($ 000s)	Actual ($ 000s)
Phase 1	Exploration	Drilling Assaying	11,200 1,680	2,932 1,704
	Development	Drilling	5,750	4,130
		Technical Drilling (Hydrogeo & Percussion)	500	-
		Assaying Metallurgy	862 500	- -
		Engineering Studies	2,250	7,931
		Wages and Overhead-Owners Development Team	2,000	890
	Health Safety Environment and Community (HSEC)		1,750	3,510
	Contingency (15%)		3,973	1,416
	Sub-Total:		30,466	22,513
Phase 2 (First 12 Months Only)	Engineering, Procurement, Construction Management		18,000	-
	Pre-Production excavation		3,750	-
	Infrastructure		7,000	-
	Mining Equipment Fleet		24,000	-
	Long Lead Process Plant Items		9,000	-
	Health Safety Environment and Community (HSEC)		1,750	-
	Camp Costs Camp Construction & Vehicles	Camp Operational Costs Camp Construction & Vehicles	9,472 5,000	2,526 952
	Wages and Overhead-Owners Development Team		4,000	-
	Contingency (15%)		12,295	-
	Sub-Total:		94,268	-
Total 24 month budget for Esaase Property			124,735	25,991
Corporate development and overhead (estimated at $500,000 per month)			12,000	13,556
Unallocated working capital and potential acquisitions			72,865	1,846
Total Use of Proceeds			$209,600	$41,393

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

The Company has a consulting agreement with “Rock-on Exploration Ltd.”, a private company controlled by a director of the Company in the amount of $ 10,000 per month plus benefits. During the year ended March 31, 2012, the Company paid consulting fees and benefits of $141,180 (2010 - $301,450) under this agreement.

Included in professional fees is $nil (2010 - $15,414) for accounting fees to “Tony M. Ricci, Inc.”, a private company controlled by an officer of the Company during the year ended March 31, 2012.

During the year ended March 31, 2012, the Company charged a total of $1,275,881 (2011 - $219,580) for the recovery of shared administrative costs to Cayden Resources Inc., Stratton Resources Inc. and Georgetown Capital Corp. – publicly listed companies with directors and officers in common.

These transactions were conducted in the normal course of operations and were measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Included in accounts payable and accrued liabilities, as at March 31, 2012, is $41,532 (March 31, 2011 - $99,386) owing to “Rock-on Exploration Ltd.”

Subsequent Events

None

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company’s estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

The assumptions used to determined the Company’s asset retirement obligation are as follows:

Esaase project	Year ended	Year ended
	March 31, 2012	March 31, 2011

Undiscounted and uninflated estimated future cash obligation	$ 8,532,476	$ 8,186,463
Expected term until settlement	13 years	13 years
Discount rate	2.23%	3.46%

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit.

Changes in Accounting Policies including Initial Adoption

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011.

As a result, Keegan now reports under IFRS for interim and annual periods beginning April 1, 2011, with comparative information for the prior fiscal year restated under IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices. Refer to notes 2, 3 and 22 in the consolidated financial statements for the period ended March 31, 2012 for details on the adoption of IFRS, including the significant accounting policies, IFRS exemptions applied and for reconciliations from Canadian generally accepted accounting principles to IFRS.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Financial Instruments and Other Instruments

As at March 31, 2012, the Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments approximates their carrying value, unless otherwise noted.

March 31, 2012
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$ 197,608,106	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	120,463	N/A

$ 197,728,569

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 4,813,773	N/A

$ 4,813,773

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

March 31, 2011
	Category	Carrying value	Amount	Fair value hierarchy

Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$ 236,329,452	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	95,816	N/A

$ 236,425,268

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 5,236,343	N/A

$ 5,236,343

The risk exposure arising from these financial instruments is summarized as follows:

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. As at March 31, 2012, the receivables excluding refundable sales tax consist primarily of interest receivable of $112,638 (March 31, 2011 - $72,423) and other receivables of $7,825 (March 31, 2011 - $23,393), neither of which are considered past due.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

(b)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2012 the Company had a cash and cash equivalents balance of $197,608,106 (March 31, 2011 – $236,329,452) to settle current liabilities of $4,813,773 (March 31, 2011 - $5,236,343) that mainly consist of accounts payable that are considered short term and expected to be settled within 30 days.

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 100 basis points in the interest rates would result in a corresponding increase or decrease in loss for the year ended March 31, 2012 of approximately $1,976,081 (year ended March 31, 2011 - $2,363,294).

(ii)	Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures.

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar (“CAD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2012 and March 31, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

	March 31, 2012			March 31, 2011
	CAD	Ghana Cedis	AUD	CAD	Ghana Cedis	AUD

Cash and cash equivalents	$ 37,758,640	$ -	$ -	$171,881,945	$ 348,177	$ -
Accounts payable	(707,148)	(300,132)	(669,309)	(238,338)	(482,569)	(398,862)
Net exposure	$ 37,051,493	$ (300,132)	$(669,309)	$171,643,607	$ (134,392)	$ (398,862)

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

(c)	Market risk

(ii)	Foreign currency risk

A 10% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $3,608,205 as at March 31, 2012 (March 31, 2011 - $17,111,035).

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at March 31, 2012 and 2011, the Company was not exposed to other price risk.

(d)	Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)	Items of income, expense, gains or losses arising from financial instruments

	2012	2011

Interest income from loans and receivable	$ 1,491,938	$ 482,735
Realized gain on available-for-sale financial assets	-	212,103

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with IFRS and in accordance with accounting policies set out in the notes to the consolidated financial statements for the year ended March 31, 2012. As at the end of the period covered by this management’s discussion and analysis, management evaluated the design and effectiveness of the Company’s internal control over financial reporting as required by Canadian securities laws.

There has been no material change in the Company’s internal control over financial reporting during the year ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Summary of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value and unlimited preferred shares without par value. As at the date of this MD&A, there were 75,545,838 common shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A:

Exercise price	Number outstanding at June 26, 2012	Expiry date	Number exercisable at June 28, 2012

C$4.20	345,000	February 5, 2013	345,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	320,000	October 6, 2014	320,000
C$6.50	220,000	December 13, 2014	220,000
C$6.19	1,347,500	May 26, 2015	1,347,500
C$8.00	331,250	March 17, 2016	309,375
C$4.59	1,577,500	February 16, 2017	591,563
C$3.74	2,202,500	June 7, 2017	550,625
	6,726,250		4,066,563
Weighted average contractual life remaining at	4.73		5.15
June 26, 2012

Other sources of funding potentially available to the Company are through the exercise of 284,050 broker warrants with an exercise price of $7.50.

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

KEEGAN RESOURCES INC. Management Discussion & Analysis Years ended March 31, 2012 and 2011

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 20-F filing for the year ended March 31, 2011, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.